SD
3/22/04

04003857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OF3-17-04

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SEC FILE NUMBER
8-30878

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRINITY CHURCH FINANCE CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29475 ANNAPOLIS SUITE 201A
(No. and Street)

WESTLAND (City) MI (State) 48186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY L. COX 734-722-1043
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA
(Name — if individual, state last, first, middle name)

!%565 northland Dr. Suite 508W Southfield MI 48075
(Address) (City) (State) Zip Code)

CHECK ONE:
- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, MARY L. COX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINITY CHURCH FIANCE CORPORATION, as of 12/31/03, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
MAR - 2 2004
158

TRINITY CHURCH
FINANCE CORPORATION

Trinity Church Finance Corporation

Financial Statements

December 31, 2003 and 2002
(Unaudited)

EDWARD RICHARDSON, JR., C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

248/559-4514
(Fax) 248/559-0015

Independent Auditor's Report

Board of Directors
Trinity Church Finance Corporation
29745 Annapolis Suite 201A
Westland, MI. 48186

I have audited the accompanying balance sheets of Trinity Church Finance Corporation (a Michigan corporation) as of December 31, 2003 and 2002, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trinity Church Finance Corporation as of December 31, 2003 and 2002, and the results of its operations, cash flows, and changes in stockholders equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 7-22 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward Richardson Jr. C.P.A.

Edward Richardson Jr., CPA
15565 Northland Dr. Suite 508 West
Southfield, MI. 48075

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2003

ASSETS

CURRENT ASSETS		
Cash In Bank	$	1,545.95
Investments		5,653.00
Accounts Receivable		150.00
Total Current Assets		7,348.95
PROPERTY AND EQUIPMENT		
Equipment		12,494.00
Less: Accumulated Depreciation		(5,141.35)
Net Property and Equipment		7,352.65
TOTAL ASSETS	$	14,701.60

See Accountants' Compilation Report

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY	
Capital Stock	2,689.00
Paid in Excess	36,489.00
Retained Earnings	(24,476.40)
Total Stockholders' Equity	14,701.60
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,701.60

See Accountants' Compilation Report

Trinity Church Finance Corporation
INCOME STATEMENT

	12 Months Ended December 31, 2003
Sales	
Fee Income	$ 10,264.16
Less Returns & Allowances	0.00
Total Sales	10,264.16
Gross Profit	10,264.16
Operating Expenses	
Bank Service Charges	153.63
Contributions	810.00
Dues and Subscriptions	400.00
Insurance	630.00
Licenses	3,099.00
Registration	75.00
Membership	835.00
Miscellaneous	576.14
Postage and Delivery	15.00
Printing and Reproduction	170.00
Professional Fees	1,400.00
Legal Fees	350.00
Reimbursement	248.53
Telephone	2,789.87
Travel and Entertainment	300.00
Travel	5,419.69
Office Expense	504.06
Outside Services	934.13
Payroll Expenses	2,009.00
Accounting Fees	4,475.00
Depreciation Expense	312.35
Fiines	2,500.00
Total Operating Expenses	28,006.40
Operating Income (Loss)	(17,742.24)
Other Income	
Interest Income	250.84
Total Other Income (Loss)	250.84
Net Income (Loss)	$ (17,491.40)

See Accountants' Compilation Report

TRINITY CHURCH FINANCE CORPORATION
SCHEDULE OF STOKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2003	$ 2,689	$ 36,489	$ (6,985)	$ 32,193
Net Loss of the year ended December 31, 2003	-	-	(17,491)	(17,491)
Balance at December 31, 2003	$ 2,689	$ 36,489	$ (24,476)	$ 14,702

See Accountants' Audit Report

Trinity Church Finance Corporation
STATEMENT OF RETAINED EARNINGS
For the 1 Month and 12 Months Ended December 31, 2003

	1 Month Ended December 31, 2003		12 Months Ended December 31, 2003	
Beginning of Period	$	(21,914.68)	$	(6,985.00)
Plus: Net Income	$	(2,561.72)	$	(17,491.40)
Less: Dividends Paid		0.00		0.00
RETAINED EARNINGS END OF PERIOD	$	(24,476.40)	$	(24,476.40)

See Accountants' Compilation Report

Trinity Church Finance Corporation
STATEMENT OF CASH FLOWS
For the 1 Month and 12 Months Ended December 31, 2003

	For the Month Ended December 31, 2003	For the Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (2,561.72)	$ (17,491.40)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities	0.00	0.00
Total Adjustments	0.00	0.00
Net Cash Provided By (Used in) Operating Activities	(2,561.72)	(17,491.40)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets	0.00	0.00
Net Cash Provided By (Used In) Investing Activities	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	0.00	0.00
Net Cash Provided By (Used In) Financing Activities	0.00	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,249.37)	(17,491.40)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,598.32	24,528.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,348.95	$ 7,348.95

See Accountants' Compilation Report

TRINITY CHURCH FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Trinity Church Finance Corporation is presented to assist in understanding the corporation's financial statements. The financial statements and notes are representations of the corporation's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Corporation provides securities underwriting services to churches that are financing a building program.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Depreciation

The corporation provides for depreciation based upon the acquisition cost and the estimated service lives of depreciable assets using the straight-line method.

NOTE B – NET CAPTIAL REQUIREMENTS

The corporation is subject to the Security and Exchanges Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Corporation was in compliance with both requirements.

SUPPLEMENTARY INFORMATION – FINANCIAL STATEMENTS

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash In Bank	$ 1,545.95	$ 13,725.00
Investments	5,653.00	10,653.00
Accounts Receivable	150.00	150.00
Total Current Assets	7,348.95	24,528.00
PROPERTY AND EQUIPMENT		
Equipment	12,494.00	12,494.00
Less: Accumulated Depreciation	(5,141.35)	(4,829.00)
Net Property and Equipment	7,352.65	7,665.00
TOTAL ASSETS	$ 14,701.60	$ 32,193.00

See Accountants' Compilation Report

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
LONG-TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Capital Stock	2,689.00	2,689.00
Paid in Excess	36,489.00	36,489.00
Retained Earnings	(24,476.40)	(6,985.00)
Total Stockholders' Equity	14,701.60	32,193.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,701.60	$ 32,193.00

Trinity Church Finance Corporation
INCOME STATEMENT

	12 Months Ended December 31, 2003	12 Months Ended December 31, 2002
Sales		
Fee Income	$ 10,264.16	$ 46,327.44
Less: Returns & Allowances	0.00	0.00
Total Sales	10,264.16	46,327.44
Gross Profit	10,264.16	46,327.44
Operating Expenses		
Bank Service Charges	153.63	141.50
Contributions	810.00	0.00
Dues and Subscriptions	400.00	400.00
Insurance	630.00	0.00
Advertising	0.00	650.00
Licenses	3,099.00	0.00
Registration	75.00	3,585.00
Membership	835.00	600.00
Seminar	0.00	569.00
Miscellaneous	576.14	0.00
Postage and Delivery	15.00	0.00
Printing and Reproduction	170.00	0.00
Professional Fees	1,400.00	0.00
Legal Fees	350.00	0.00
Reimbursement	248.53	680.73
Telephone	2,789.87	3,020.98
Travel and Entertainment	300.00	0.00
Travel	5,419.69	0.00
AOL Service	0.00	598.83
Office Supplies	0.00	348.18
Office Expense	504.06	146.70
Outside Services	934.13	0.00
Payroll Expenses	2,009.00	23,900.00
Accounting Fees	4,475.00	3,865.00
Fidelity Bond	0.00	480.00
Depreciation Expense	312.35	335.00
Fiines	2,500.00	0.00
Total Operating Expenses	28,006.40	39,320.92
Operating Income	(17,742.24)	7,006.52
Other Income		
Interest Income	250.84	300.00
Other Income	0.00	394.48
Total Other Income	250.84	694.48
Net Income	$ (17,491.40)	$ 7,701.00

See Accountants' Compilation Report

Trinity Church Finance Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (17,491.40)	$ 7,701.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities	0.00	0.00
Total Adjustments	0.00	0.00
Net Cash Provided Bv (Used in) Operating Activities	(17,491.40)	7,701.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets	0.00	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	0.00	0.00
Net Cash Provided Bv (Used In) Financing Activities	0.00	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,491.40)	7,701.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	24,528.00	16,492.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,348.95	$ 24,528.00

Trinity Church Finance Corporation
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2003		12 Months Ended December 31, 2002
Beginning of Period	$	(6,985.00)	$	-14,686.00
Plus: Net Income	$	(17,491.40)	$	7,701.00
Less: Dividends Paid		0.00		0.00
RETAINED EARNINGS END OF PERIOD	$	(24,476.40)	$	-6,985.00

See Accountants' Compilation Report

SUPPLEMENTARY INFORMATION – FOCUS REPORTS

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: TRINITY CHURCH FINANCE CORPORA [0013]

SEC File Number: 8- 30878 [0014]

Address of Principal Place of Business: 29745 ANNAPOLIS [0020]

WESTLAND [0021] MI [0022] 48186 [0023]

Firm ID: 14562 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 03/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary L. Cox- president [0030] Phone: 734-722-1013 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	1,108 [0200]		1,108 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	150 [0355]	[0600]	150 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	10,653 [0424]		
E. **Spot commodities**	[0430]		10,653 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. ***Other securities*** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	7,581 [0680]	7,581 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. TOTAL ASSETS	11,911 [0540]	7,581 [0740]	19,492 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of ____ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	2,689 [1792]
C. Additional paid-in capital	36,489 [1793]
D. Retained earnings	-19,686 [1794]
E. Total	19,492 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	19,492 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	19,492 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2003 [3932]	03/31/2003 [3933]	3 [3931]

REVENUE

1.	Commissions:			
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**			[3935]
	b. **Commissions on listed option transactions**			[3938]
	c. **All other securities commissions**			[3939]
	d. **Total securities commissions**		0	[3940]
2.	Gains or losses on firm securities trading accounts			
	a. **From market making in options on a national securities exchange**			[3945]
	b. **From all other trading**			[3949]
	c. **Total gain (loss)**		0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares			[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue		255	[3995]
9.	Total revenue		255	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits		2,900	[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]		
14.	Regulatory fees and expenses		330	[4195]
15.	Other expenses		9,726	[4100]
			12,956	

16.	Total expenses		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-12,701 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-12,701 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		0 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			19,492 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			19,492 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable *in computation of net capital***			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			19,492 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		7,581 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. ***Other deductions and/or* charges**		[3610]	-7,581 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			11,911 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

	0 [3736]	0 [3740]
10. Net Capital		11,911 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	6,911 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	11,911 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 0 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		32,193 [4240]
A.	Net income (loss)		-12,701 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		19,492 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: TRINITY CHURCH FINANCE CORPORA [0013]

SEC File Number: 8- 30878 [0014]

Address of Principal Place of Business: 29745 ANNAPOLIS [0020]

WESTLAND [0021] MI [0022] 48186 [0023]

Firm ID: 14562 [0015]

For Period Beginning 04/01/2003 [0024] And Ending 06/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary L. Cox- president [0030] Phone: 734-722-1013 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	8,421 [0200]		8,421 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	150 [0355]	[0600]	150 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	10,653 [0424]		
E. **Spot commodities**	[0430]		10,653 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	7,497 [0680]	7,497 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. TOTAL ASSETS	19,224 [0540]	7,497 [0740]	26,721 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	2,689 [1792]
C. Additional paid-in capital	36,489 [1793]
D. Retained earnings	-12,457 [1794]
E. Total	26,721 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	26,721 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	26,721 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2003 [3932]	Period Ending 06/30/2003 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	10,009 [3995]
9.	Total revenue	10,009 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		240 [4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		1,235 [4195]
15.	Other expenses		1,305 [4100]
			2,780

16.	Total expenses		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		7,229 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		7,229 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		10,009 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	[4335A2]	[4335B]
8- ______ [4335C]	[4335C2]	[4335D]
8- ______ [4335E]	[4335E2]	[4335F]
8- ______ [4335G]	[4335G2]	[4335H]
8- ______ [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			26,721 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			26,721 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			26,721 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		7,497 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-7,497 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			19,224 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		19,224 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	14,224 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	19,224 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	0 [3820]	0 [3830]
19. Total aggregate indebtedness		0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		19,492 [4240]
A.	Net income (loss)		7,229 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		26,721 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TRINITY CHURCH FINANCE CORPORA [0013]

SEC File Number: 8- 30878 [0014]

Address of Principal Place of Business: 29745 ANNAPOLIS [0020]

WESTLAND [0021] MI [0022] 48186 [0023]

Firm ID: 14562 [0015]

For Period Beginning 07/01/2003 [0024] And Ending 09/30/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary L. Cox- president [0030] Phone: 734-722-1013 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

	Allowable	Non-Allowable	Total
1. Cash	219 [0200]		219 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	150 [0300]	[0550]	150 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	10,653 [0424]		
E. Spot commodities	[0430]		10,653 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	7,413 [0680]	7,413 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	11,022 [0540]	7,413 [0740]	18,435 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	2,689 [1792]
C. Additional paid-in capital	36,489 [1793]
D. Retained earnings	-20,743 [1794]
E. Total	18,435 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	18,435 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	18,435 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
07/01/2003 [3932]	09/30/2003 [3933]	3 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue	0	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers	492	[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** ______ [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	7,794	[4100]
		8,286	

16. Total expenses		[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-8,286 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-8,286 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items		0 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		18,435 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		18,435 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		18,435 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	7,413 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	-7,413 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		11,022 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			11,022 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	6,022 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	11,022 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness		0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		26,721 [4240]
A.	Net income (loss)		-8,286 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		18,435 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: TRINITY CHURCH FINANCE CORPORA [0013]

SEC File Number: 8- 30878 [0014]

Address of Principal Place of Business: 29745 ANNAPOLIS [0020]

WESTLAND [0021] MI [0022] 48186 [0023]

Firm ID: 14562 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary L. Cox- president [0030] Phone: 734-722-1013 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	1,546 [0200]		1,546 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	150 [0355]	[0600]	150 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	5,653 [0424]		
	E. **Spot commodities**	[0430]		5,653 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	7,329 [0680]	7,329 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	7,349 [0540]	7,329 [0740]	14,678 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	2,689 [1792]
C. Additional paid-in capital	36,489 [1793]
D. Retained earnings	-24,500 [1794]
E. Total	14,678 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	14,678 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	14,678 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		0 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			300 [4140]
13.	Interest expense			[4075]
	a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses			[4195]
15.	Other expenses			3,457 [4100]
				3,757

16.	Total expenses		[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-3,757 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-3,757 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		0 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) **(1)--Limited business (mutual funds and/or variable annuities only)** ☑ [4550]

B. (k) **(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C. (k) **(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) **(3)--Exempted by order of the Commission** ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		14,678 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		14,678 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		14,678 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	7,329 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-7,329 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		7,349 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]
10. Net Capital		7,349 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	2,349 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	7,349 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		18,425 [4240]
	A. Net income (loss)		-3,757 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		14,668 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]